

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 11, 2016

Greggory Bigger
Chief Executive Officer
QS Energy, Inc.
735 State Street, Suite 500
Santa Barbara, CA 93101

Re: **QS Energy, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2014
Response Dated January 14, 2016
File No. 0-29185

Dear Mr. Bigger:

We have reviewed your January 14, 2016, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 30, 2015, letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Business, page 3

1.   We note your response to our prior comment 1 and the related information that you provided regarding your patent portfolio. Please disclose the information which appears in the first paragraph of your response. Also, in new or revised disclosure, quantify the number of patents which no longer form an active part of your business. Please disclose how many of the referenced 47 are pending patents, and describe any risks to your business that result from any gaps that exist in full patent protection. If the limited scope, duration, or territorial application of any patents contributes to this risk, disclose this as well. It appears that many of your patents offer you protection only in certain venues.

2.   We note your response to our prior comment 3. Please provide specific, objective
        support for your statement at page 3 that your AOT technology "has been proven . . . in
        full scale operation on a commercial crude oil pipeline to increase the energy efficiency
        of oil pipeline pump stations." Alternatively, please revise or remove this language and
        all similar claims. In that regard, we note the following:

-   The AOT technology appears to lack a clear demonstration of full-field sustained
    commercial effectiveness.

-   The tests appear to be of limited duration and do not appear to clearly demonstrate the
    applicability and benefits of the technology under continuous long-term operating
    conditions.

-   Your deployment of AOT technology on the TransCanada Keystone pipeline and the
    Kinder Morgan KMCC pipeline has been limited to initial testing rather than full-
    scale operation with proven efficacy.

-   You disclose at page 14 that "our technology is commercially unproven, and the use
    of our technology by others is limited."

        Similarly, please provide us with specific support for your assertions at page 8 that your
        Joule Heat system "is much more efficient than current electric-powered heat solutions
        (35±% vs 80±%)," that the system "eliminates local emissions, [thus conferring] a key
        advantage over current natural-gas based systems," and that it "can be made in a small
        enough form factor to expand the market into mobile applications such as truck and train
        transport systems."

3.   At an appropriate place in your filing, please disclose the particular examples you
        provided in response to prior comment 6 with regard to the limited use of your
        technology in "joint development, research, and testing applications."

Management's Discussion and Analysis, page 22

Liquidity and Capital Resources, page 24

4.   In your response to our prior comment 7, you state that "the amount of additional funds
        required is dependent upon levels of success and timing of [your] commercialization
        efforts." Please provide enhanced disclosure in this section, with quantification as
        appropriate, to enable the reader to assess the sufficiency of your funds and the sources
        thereof with respect to the items listed under "Summary" at page 24, as well as your
        overall liquidity. In that regard, we note the disclosure which appears at page 8 under the
        caption "Going Concern" in your Form 10-Q filed on November 9, 2015. We refer you
        to Items 303(a)(1) and 303(a)(2) of Regulation S-K.

5.   Also, as we requested in prior comment 7, please ensure that your discussion of issuances of unregistered securities at page 21 provides for each applicable issuance all the information that Item 701 of Regulation S-K requires. Please comply with all the items noted in prior comment 7 in that regard.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                                                    Sincerely,

                                                    /s/H. Roger Schwall

                                                    H. Roger Schwall
                                                    Assistant Director
                                                    Office of Natural Resources